SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 17)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 17 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Celera Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Spark Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”), at a price of $8.00 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on March 28, 2011.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 17 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Subsequent Offering Period.

At 5:00 p.m. (New York City time) on May 10, 2011, the final extension of the subsequent offering period expired as scheduled. According to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), a total of approximately 1,492,309 Shares were validly tendered during the final extension of the subsequent offering period. Purchaser has accepted for payment all tendered Shares. Purchaser now owns approximately 53,215,043 Shares, representing approximately 64.02% of the outstanding Shares and 61.01% of the outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).

Short-Form Merger.

On May 11, 2011, Parent issued a press release announcing that, following receipt by the Depositary of the requisite documents in respect of the Shares that were tendered in accordance with the guaranteed delivery procedures, the Purchaser intends to exercise the Top Up Option and purchase additional Shares from the Company at a purchase price of $8.00 per Share (payable in a combination of cash and a promissory note), which together with the Shares purchased in the Offer, will represent at least 90% of the outstanding Shares.

Parent also announced that it intends to effect a “short-form” Merger under Section 253 of the DGCL as promptly as practicable following the exercise of the Top Up Option without the need for a meeting of the Company’s stockholders. As a result of the Merger, the remaining Company stockholders (other than the Company, Parent, the Purchaser and any of their respective direct or indirect wholly owned subsidiaries, or those stockholders who properly exercise appraisal rights under the DGCL) will receive the same $8.00 per Share price, in cash, without interest and subject to any required withholding of taxes, that was paid in the Offer. After the Merger, the Company will be a wholly owned subsidiary of Parent, the Shares will cease to be traded on the NASDAQ and the Company will no longer have reporting obligations under the Exchange Act.

The full text of the press release by Parent announcing the completion of the final extension of the subsequent offering period is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(10)	Press release of Quest Diagnostics Incorporated, dated May 11, 2011 (incorporated by reference to Exhibit (a)(5)(M) to Schedule TO-T/A of Quest Diagnostics Incorporated and Spark Acquisition Corporation filed with the SEC on May 11, 2011).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten
Title:	Senior Vice President, General Counsel and Secretary

Dated: May 11, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(10)	Press release of Quest Diagnostics Incorporated, dated May 11, 2011 (incorporated by reference to Exhibit (a)(5)(M) to Schedule TO-T/A of Quest Diagnostics Incorporated and Spark Acquisition Corporation filed with the SEC on May 11, 2011).